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SECURITI 15047875 N

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lloyds Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I **Anthony Masi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lloyds Securities Inc.**, as of **December 31**, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Masi

Signature

THOMAS ASCOLESI
Notary Public, State of New York
No. 01AS5089298
Qualified in New York County
Commission Expires May 17, 2018

CFO & Treasurer

Title

Thomas Ascolesi

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lloyds Securities Inc.

Statement of Financial Condition
December 31, 2014

Lloyds Securities Inc.
Index
December 31, 2014

Page(s)

Financial Statements

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Lloyds Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lloyds Securities Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 160,378,690
Security owned, at fair market value	34,950,650
Fees receivable	6,322,650
Receivable from affiliates	3,807,598
Deferred tax asset	2,810,446
Other assets	814,759
Total assets	209,084,793
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	4,329,708
Total liabilities	4,329,708
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	160,600,000
Retained earnings	44,155,085
Total stockholder's equity	204,755,085
Total liabilities and stockholder's equity	$ 209,084,793

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities and loans. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through its affiliate and other third parties.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2014 have been made.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial instrument cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models.

Securities Transactions

All securities transactions are recorded on a trade date basis.

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits in accrued expenses and other liabilities in the Statement of Financial Condition.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2014, six uninsured short-term interest bearing Certificates of Deposit represented 94% of the Company's cash and cash equivalents and three financial institutions represented 45% of the Company's fees receivable balance. As of December 31, 2014, the Company has cash and cash equivalents and fees receivable in the amount of $160,378,690 and $6,322,650, respectively. Management does not believe there is a significant risk with respect to such deposits and receivable balance.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2014, the Company had net capital of $191,133,871 which was $190,883,871 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (2)(ii).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Receivable from clearing organization	$	303,559
Deposit with clearing organization		250,000
Prepaid expenses		151,129
Other assets		110,071
Total	$	814,759

The Company's accrued expenses and other liabilities are comprised of the following:

Accrued compensation	$	3,511,121
Payable to affiliates		558,453
Accrued other expenses		260,134
Total	$	4,329,708

5. Income Taxes

The Company files a U.S. federal tax return on a consolidated basis with the Parent. Any federal tax receivable and payable among the members in the federal consolidated group, are settled through a tax sharing agreement. The Company also files, on a separate return basis, New York State and New York City tax returns.

The components of the deferred tax assets and liabilities as of December 31, 2014, are as follows:

Deferred tax assets		
Start-up costs	$	1,005,521
Employee Benefit Plans		1,804,925
Total deferred tax asset		2,810,446
Deferred tax liabilities		-
Net deferred tax asset	$	2,810,446

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. No valuation allowance has been recorded at December 31, 2014.

As of December 31, 2014, the Company has concluded that it is not required to establish a liability for uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The Federal income tax returns for 2012 and 2013 and the New York State and New York City income tax returns for 2011, 2012 and 2013 are open for examination by the tax authorities. The

IRS audit of the 2011 Federal consolidated income tax return was closed in November 2014 with no change. There is no interest or penalties recorded at December 31, 2014.

6. Employee Benefit Plans

As of December 31, 2014, the Company expects a total of $2,752,951 of additional liabilities to be accrued over an average of 3 years associated with the compensation deferral program and the share-based compensation.

401(K) Plan
The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by an affiliate in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program
The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program, a portion of the employees' estimated compensation over a certain threshold amount is deferred and is expected to vest over a 3 year period. An individual with a deferral must be an employee of the Company on vesting date to receive payment.

Share-Based Compensation
The Company's ultimate parent, Lloyds Banking Group plc, provides share-based compensation to senior employees through a number of schemes; these are all in relation to shares in the Company's ultimate parent. The awards are made on the basis that the shares and options will be released or exercised subject to the rules of the plans and to the extent that the respective performance objectives and conditions are satisfied. The value of the employee services received in exchange for equity instruments granted under these plans is recognized as an increase in the Company's liability to the Company's ultimate parent, over the vesting period of the instruments.

7. Commitments and Contingencies

Financial Instruments With Off-Balance Sheet Risk
In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

Litigation
The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2014, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's financial statements.

8. Related Party Transactions

The Company is wholly owned by the Parent. The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom.

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent, Lloyds Banking Group plc.

On May 1, 2014, the Company obtained a £133,000,000 short-term uncommitted standby line of credit from Lloyds Banking Group plc, the Company's ultimate parent. This uncommitted standby line of credit bears interest at prevailing market rates and is payable within 10 days. The line of credit is only to be used to meet the Company's commitment through its participation in underwriting in the event securities cannot be sold at the initial offering price. There were no withdrawals during 2014 and as of December 31, 2014.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

Assets	
Receivable from affiliates	$ 3,807,598
Total assets	$ 3,807,598
Liabilities	
Payable to affiliates	$ 457,022
Federal income tax payable to the Parent	101,431
Total liabilities	$ 558,453

9. Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value based on a three-level hierarchy.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment. Securities classified as Level 1 securities of the fair value hierarchy consist of a $34,950,650 U.S. Government Treasury Bill, with a

maturity date of October 15, 2015, included under security owned, at fair value. Level 1 also includes $149,999,250 of Certificates of Deposit (CDs), with maturity dates from the time of purchase of three months or less, included under cash and cash equivalents and whose values are based on quoted market prices.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly. As of December 31, 2014, the Company did not hold any financial instruments that met the definition of Level 2.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During 2014 and as of December 31, 2014, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for cash and cash equivalents and security owned, at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
CDs	$ 149,999,250	$ -	$ -	$ 149,999,250
Security owned, at fair value				
U.S. Government Treasury Bill	34,950,650	-	-	34,950,650
Total	$ 184,949,900	$ -	$ -	$ 184,949,900

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates the carrying value because of the short maturity of the instruments.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2014, through March 3, 2015. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.